K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

April 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn:	H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 22, 2016

File No. 333-209535

Form 8-K

Initially Filed February 26, 2016

Response Letter Dated February 26, 2016

File No. 1-35330

Ladies and Gentlemen,

Lilis Energy, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 11, 2016 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently submitting an amended draft of the Registration Statement on Form S-4 (the “Registration Statement”). If the Staff would like hard copies, please so advise and we would be happy to provide copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Registration Statement on Form S-4 filed February 16, 2016

Tax Consequences of the Merger, page 115

1.	It does not appear that Brushy has or will engage counsel to opine on the tax consequences of the merger. If that is the case, so indicate in the opening paragraph. Indicate also here, and in the forepart of the prospectus, that Brushy shareholders should assume that the merger will be taxable to them in making their investment decision.

Company Response: The Company acknowledges the Staff’s comment and has revised the opening paragraph of the tax discussion on page 124 to clarify that neither Lilis nor Brushy will obtain an opinion of legal counsel as to whether the merger qualifies as a tax-free reorganization for federal income tax purposes. The Company respectfully advises the Staff, however, that it does not believe that it would be appropriate to indicate that the Brushy shareholders should assume that the merger will be taxable. If such an assumption were made, it may be equally misleading as an assumption that the merger will be tax-free, and the Company does not believe that either assumption (i.e., taxable or tax-free) is necessarily better or worse for a given shareholder. For example, a shareholder may be in a loss position with respect to such shareholder’s stock, in which case a taxable transaction might be preferable. Such a shareholder might therefore rely on the stated assumption that the transaction is “taxable” to his or her detriment. Thus, rather than indicate that shareholders should assume one outcome or another, the Company believes that no assumption should be indicated. The Company has revised the disclosure on pages 22, 124-126, 226 and 227 accordingly. As revised, the Company believes that the disclosure is appropriate because it discusses the relevant issues, indicates that the outcome is uncertain, presents the tax consequences of each outcome, and instructs the shareholders to consult their own tax advisors. An opinion of counsel will be obtained to the effect that the discussion of tax considerations is materially accurate.

Unaudited Pro Forma Condensed Combined Financial Statements, page 154

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 158

2.	Disclosure under Note 3(a) indicates, in part, that the reverse stock split has not been reflected in the pro forma presentation. Given that the reverse stock split is one of the conditions to the merger, and that it will have a material impact on measures such as earnings per share and book value per share, the basis for not reflecting the impact of the reverse stock split is not clear. Accordingly, please revise the pro forma presentation to reflect the reverse stock split, or explain to us why no revision is necessary.

Company Response: The Company acknowledges and agrees with the Staff’s comment. Accordingly, the Company has updated the pro forma presentation in the Registration Statement to reflect to the reverse stock split based on an assumed ratio of 1-for-10.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split, page 188

3.	We note your statement on page 189 that “[b]ased on the assumption that the reverse stock split will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(E) of the Code, and subject to the limitations and qualifications set forth in this discussion, Lilis believes that the following U.S. federal income tax consequences should result from the reverse stock split.” It is the view of the staff that the issuer is not qualified to opine on tax matters. Revise to indicate the counsel upon whom this summary is based and file counsel’s opinion and consent. In the alternative, remove that statement and indicate that Lilis’ shareholders should assume that the reverse stock split will be taxable.

Company Response: The Company acknowledges the Staff’s comment. Although no opinion of counsel will be obtained as to whether the reverse stock split is a tax-free reorganization for federal income tax purposes, an opinion of counsel will be obtained to the effect that the tax discussion is materially accurate. In addition, the Company respectfully advises the Staff that it believes, based on the advice of counsel, that it would be misleading to indicate that the shareholders should assume that the reverse stock split will be taxable. However, the disclosure has been revised on pages 22, 124-126, 226 and 227 to indicate that the tax consequences described therein are the position of the Company and that a shareholder should not assume that such tax consequences will apply to it. Rather, the disclosure urges shareholders to consult their own tax advisors as to the tax consequences of the reverse stock split.

Where You Can Find More Information, page 196

4.	We note that you incorporate by reference information about Lilis. General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a(ii) is met, among others. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about Lilis by reference at this time. Please provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction B of Form S-4, or otherwise, please amend the registration statement to include the required information.

Company Response: The Company acknowledges and agrees with the Staff’s comment. Accordingly, the Company has amended the Registration Statement to include the required information pursuant to General Instruction B.1.c of Form S-4. In addition, the Company has amended the Registration Statement to supplement disclosure pursuant to Items 3 and 18 of Form S-4, as the Company previously incorporated certain disclosure required therein by reference. The added disclosure pursuant to the foregoing is on pages 30-42, 144-157 and 178-193 of the Registration Statement

Financial Statements

General

5.	Please update your historical and pro forma financial statements to comply with Rule 8-08(b) and Rule 11-02(c), respectively, of Regulation S-X. Note that this comment also applies to corresponding disclosures throughout your Form S-4.

Company Response: The Company acknowledges and agrees with the Staff’s comment. Accordingly, the Company has updated the Registration Statement to comply with Rule 8-08(b) and Rule 11-02(c), respectively, of Regulation S-X.

Annex C – Opinion of ROTH Capital Partners, LLC

6.	The last paragraph on page C-4 of the fairness opinion provided by ROTH Capital Partners, LLC (“ROTH”) to the Board of Directors of Brushy includes a limitation on reliance by shareholders (“this opinion is furnished solely for the information of Brushy’s Board of Directors….”). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for ROTH’s belief that shareholders cannot rely upon the opinion to support any claims against ROTH arising under applicable state law (e.g., the inclusion of an express disclaimer in ROTH’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state- law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state- law defense to ROTH would have no effect on the rights and responsibilities of either ROTH or the board of directors under the federal securities laws.

Company Response: The Company acknowledges the Staff’s comment and asked ROTH to revise its fairness opinion. Accordingly, ROTH has provided a revised fairness opinion, which is attached as Annex C to the Registration Statement. The revised language appears in the first sentence to the final paragraph on page C-4 of Annex C.

Form 8-K Filed February 26, 2016

Exhibit 99.1 Corporate Presentation

7.	The discussion on page 2 regarding “resource potential” and “estimated ultimate recovery” and subsequent disclosure, such as on page 8 of “over 500 possible Horizontal Locations with estimated EUR(2) of over 130 million BOE”, does not render a clear understanding of the reserve categories that are represented in the document or whether any volumes include non-reserve quantities such as contingent or prospective resources. In this regard, you explain on page 2 that “estimates of resource potential, which includes estimated probable and possible reserves that are less likely to be recovered than proved reserves, are based on internal estimates.” Please modify your disclosure to clearly indicate whether the term “resource potential” as used in your document represents an aggregation of several reserve categories, such as the summation of unrisked probable plus possible reserves, exclusive of proved reserves, if true, and exclusive of other resources such as contingent or prospective resources. Also modify your disclosure to use consistent descriptive terms clarifying that your EUR of over 130 million BOE represents the resource potential as explained on page 2.

Company Response: The Company acknowledges the Staff’s comment and accordingly, has filed a revised version of the Corporate Presentation in response to the Staff’s comment as Exhibit 99.1 to the Company’s current report on Form 8-K filed on April 22, 2016 and posted to the Company’s website.

8.	We also note that you describe your future horizontal drilling locations as “possible horizontal locations” on page 8, “possible locations” on page 11, “identified possible locations” on page 16 and in footnote (1) on page 16 and as “potential drilling locations” on page 21. In each instance, it is unclear if the description refers to the likelihood that these locations will be drilled or refers to the category of reserves attributable to these locations Please modify your disclosure to use consistent descriptive terms, avoiding the use of commonly used reserve category terms such as “possible” unless all of the subject locations have possible reserves. In this regard, please clarify throughout your document the basis for determining these locations, such as the explanation in footnote (1) on page16 regarding an identified location.

Company Response: The Company acknowledges the Staff’s comment and accordingly has filed a revised version of the Corporate Presentation in response to the Staff’s comment as Exhibit 99.1 to the Company’s current report on Form 8-K filed on April 22, 2016 and posted to the Company’s website.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge
Michael A. Hedge
K&L Gates LLP

cc:	Ariella Fuchs, Lilis Energy, Inc.
Michael A. Hedge, K&L Gates LLP
Nicholas M. Look, K&L Gates LLP